UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
LASERSCOPE
(Name of Subject Company (Issuer))
Kermit Merger Corp.
an indirect subsidiary of
American Medical Systems Holdings, Inc.
(Names of Filing Persons (Offerors))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
518081104
(CUSIP Number of Class of Securities)
Carmen L. Diersen
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
(952) 930-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With Copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$716,915,280	$76,710

(1)	The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock at a purchase price of $31.00 per share, and payment for all in-the-money options at the expiration of the Offer at $31.00 per share, net of the applicable option exercise price. As of June 2, 2006, there were 22,396,973 shares of common stock outstanding and options to purchase 1,359,990 shares of common stock with exercise prices less than $31.00 per share outstanding.

(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory No. 5 for fiscal year 2005 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.000107% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $76,710	Filing Parties: Kermit Merger Corp. and American Medical Systems Holdings, Inc.
Form or Registration No.: SC TO-T	Date Filed: June 14, 2006
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☑ third party tender offer subject to Rule 14d-l
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), and Kermit Merger Corp., a California corporation and an indirect subsidiary of AMS (“Purchaser”), hereby amend and supplement their Tender Offer Statement on Schedule TO, as originally filed on June 14, 2006 (the “Schedule TO”), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Laserscope, a California corporation (“Laserscope”), no par value (the “Shares”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal, copies of which have previously been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (and which, each as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 1. Summary Term Sheet
     The first paragraph under the question “Do you have the financial resources to pay for my Shares?” under the heading “Summary Term Sheet” in the Offer to Purchase shall be amended in its entirety to provide:
     “The total amount of funds necessary to complete the Offer and the Merger and pay related fees and expenses is estimated to be approximately $765 million. AMS will use cash on hand, including cash resulting from the sale of $374 million of 3-1/4% Convertible Senior Subordinated Notes due 2036, and funds borrowed by its wholly owned subsidiary pursuant to credit arrangements with CIT Healthcare LLC and other lenders. CIT Healthcare LLC has underwritten a senior secured financing for up to $600 million. With the closing of the Convertible Senior Subordinated Notes, AMS plans on borrowing approximately $415 million under the senior secured financing. This commitment is subject to normal and customary conditions. See Section 9 of this Offer to Purchase, ‘The Tender Offer — Source and Amount of Funds or Other Consideration.’”
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 is hereby amended and supplemented by replacing, in its entirety, Section 9 of the Offer to Purchase, entitled, “The Tender Offer – Source and Amount of Funds,” with the following:
     “The Offer is not conditioned upon any financing arrangements.
     AMS and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares that AMS or its affiliates do not own pursuant to the Offer and the Merger, and to pay related fees and expenses, will be approximately $765 million. Purchaser expects to obtain the funds necessary to consummate the Offer and the Merger from AMS.
     Prior to executing the Merger Agreement, AMS’ primary operating subsidiary, American Medical Systems, Inc., had received financing commitments to fund the purchase of Shares in the Offer and the Merger in the form of up to $600 million of senior secured financing from CIT Healthcare LLC, and up to $180 million of senior subordinated unsecured financing from Piper Jaffray & Co. and Deephaven Capital Management, LLC.
     Subsequently, on June 27, 2006, AMS completed the sale of $374 million of 3-1/4% Convertible Senior Subordinated Notes due 2036, with the intention of using the proceeds from the sale in lieu of a portion of the amounts available under the financing commitments to fund the purchase of Shares in the Offer. Consequently, AMS’ subsidiary intends to reduce the amount borrowed under the senior secured financing commitment from CIT to approximately $415 million, and does not intend to obtain financing under the senior subordinated financing from Piper Jaffray & Co. and Deephaven Capital Management, LLC. The following summarizes the material terms of the senior secured financing commitment from CIT and the Convertible Notes.
     The debt to be issued under the senior secured commitment will be rated and have a maturity of six years. Interest rates on the senior secured debt will be set at an applicable margin over LIBOR, based upon public ratings received from Moody’s and S&P, and upon market conditions. All obligations under the senior secured debt will be unconditionally guaranteed by, and secured by substantially all of the assets of, AMS and existing and future domestic subsidiaries of AMS. The senior secured debt will be subject to mandatory prepayments based upon excess cash flow, all net proceeds of asset sales, all net proceeds of debt or preferred stock issuance, and 50% of net proceeds of any other equity issuance, and voluntary prepayments will be permitted at any time without premium or penalty (but subject to applicable breakage fees and to minimum amounts to be agreed upon). Funding of the senior secured facility is subject to the following material conditions:
•	consummation of the Offer according to all applicable laws and the Merger Agreement;

•	no “material adverse effect” (substantially as defined in the Merger Agreement), shall have occurred since March 31, 2006 with respect to AMS, certain of its subsidiaries and Laserscope, taken as a whole; and

•	the negotiation, execution and delivery of definitive loan documentation and other customary deliverables evidencing the senior secured financing and the senior subordinated financing.
     The Convertible Notes bear interest at the rate of 3-1/4% and have a term of 30 years. The Convertible Notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain of AMS’ significant domestic subsidiaries and certain future domestic subsidiaries, including Laserscope following the Merger. The Convertible Notes have been publicly offered and sold. Holders are entitled to convert the principal amount of outstanding notes into cash and, in certain circumstances, shares of AMS common stock upon the occurrence of specified events and subject to adjustments and certain restrictions. Holders additionally have the option to require AMS to repurchase notes for cash upon the occurrence of designated events and on specified repurchase dates at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, subject to certain restrictions contained in the senior financing. AMS may redeem some or all of the notes at any time on or after July 6, 2011 at specified prices plus accrued and unpaid interest. The Convertible Notes are unsecured senior subordinated obligations of AMS, are subordinated in right of payment to AMS’ senior debt that it expects to incur in connection with the Laserscope acquisition and are equal or senior in right of payment with any indebtedness of AMS other than its senior debt. Additionally, the Convertible Notes are effectively subordinated in right of payment to all indebtedness and all other liabilities, including trade payables, of AMS’ subsidiaries that do not guarantee the notes, including all of AMS’ foreign and non-significant domestic subsidiaries.
     AMS currently intends to repay amounts borrowed under the senior credit facility and the Convertible Notes from available cash on hand and future earnings.
     Except as expressly stated above, no alternate financing plans exist.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(1)(H)	Press release issued by American Medical Systems Holdings, Inc., dated June 28, 2006.
(b)(3)	Indenture for Convertible Notes.
(b)(4)	Form of Convertible Notes.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERMIT MERGER CORP.

By: /s/ Carmen L. Diersen
Name: Carmen L. Diersen
Title: Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By: /s/ Carmen L. Diersen
Name: Carmen L. Diersen
Title: Executive Vice President and
Chief Financial Officer
Dated: June 28, 2006

EXHIBIT INDEX

Exhibit
Number		Description
(a)(1)(A)		Offer to Purchase, dated June 14, 2006.
(a)(1)(B)		Form of Letter of Transmittal.
(a)(1)(C)		Form of Notice of Guaranteed Delivery.
(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)		Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)		Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)		Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(a)(1)(H)	*	Press release issued by American Medical Systems Holdings, Inc., dated June 28, 2006 (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(b)(1)		Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)		Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.
(b)(3)	*	Indenture for Convertible Notes (incorporated by reference to Exhibit 4.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(b)(4)	*	Form of Convertible Notes (incorporated by reference to Exhibit 4.2 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(d)(1)		Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(2)		Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)		Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)		Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(d)(4)(ii)		Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)		None.

*	Filed as noted; all other exhibits previously filed on Schedule TO.